

October 13, 2023

Bryan Mittelman
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, IL 60120

> **Re: The Middleby Corporation**
> **Form 10-K For Fiscal Year Ended December 31, 2022**
> **Response Dated October 6, 2023**
> **File No. 001-09973**

Dear Bryan Mittelman:

We have reviewed your October 6, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Response Dated October 6, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. We note your response to prior comment 2. Please further address the following items:

    • You acknowledge that climate-related changes in consumer preferences may affect demand and lead to increased competition to develop innovative new products that result in lower emissions. You further indicate that "action on climate change is an area of focus for our industry" and expect "additional future opportunities to develop and sell sustainable products." Explain to us how you considered providing specific disclosure regarding these climate-related changes and opportunities, and tell us how you assessed materiality.

- Clarify whether your efforts to limit emissions in the manufacturing process and to purchase electricity from renewable sources are related to changes in demand and competition for goods that result in lower emissions, are not related to carbon-based energy sources, and/or are produced using alternative energy sources.

- Your response indicates that you sourced 17% of your purchased electricity from renewable energy (for the period covered by the 2021 Sustainability Report) and that you expect to continue investing in innovative processes, materials, and technologies within your sustainability strategy. Tell us more about your renewable energy purchases and sustainability investments and provide support for your determination of materiality, including quantitative information for each of the periods covered by your Form 10-K and expected to be incurred in future periods.

- Your response indicates that your brand image and reputation could be harmed if you were perceived to not be progressing on your sustainability strategy, yet the risk factor disclosure cited does not appear to address climate-related reputational risks. Tell us how you considered providing disclosure regarding reputational risks resulting from the production of greenhouse gas emissions from your operations or products.

Please contact Charli Gibbs-Tabler at 202-551-6388 or Jennifer Angelini at 202-551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bryan Mittleman